NO ACT

PE
1-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09035385

March 9, 2009

Received SEC
MAR 09 2009
Washington, DC 2054

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-09

Christopher K. Davies
Senior Securities Counsel
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

Re: Office Depot, Inc.
Incoming letter dated January 23, 2009

Dear Mr. Davies:

This is in response to your letter dated January 23, 2009 concerning the shareholder proposal submitted to Office Depot by the AFL-CIO Reserve Fund. We also have received a letter on the proponent's behalf dated February 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005

March 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Office Depot, Inc.
Incoming letter dated January 23, 2009

The proposal asks that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

We are unable to concur in your view that Office Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Office Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Office Depot may not have filed its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

18 February 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I write on behalf of the AFL-CIO Reserve Fund (the "Fund") in response to the letter from counsel for Office Depot, Inc. (the "Company") dated 23 January 2009. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with separation of the positions of chairman of the board and chief executive officer ("CEO"). For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

We are filing six copies of this letter by messenger and filing it via e-mail as well. Our fax number for receipt of the Division's response appears above.

The Fund's Proposal.

The Fund's proposal asks the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company, consistent with existing contractual obligations, and with the board to identify how the position will be filled if an incumbent chairman ceases to be independent during his or her tenure and with compliance with this policy excused if no independent director is available and willing to serve as chairman.

Office Depot's letter argues that this proposal may be excluded from the Company's proxy materials on the ground that the requested policy has been "substantially implemented" and thus subject to exclusion under Rule 14a-8(i)(10). In addition, the Company requests a waiver from the 80-day deadline for notifying the Division of an intent to omit a proposal. As we now explain, Office Depot has not carried its burden of justifying exclusion of the proposal.

Waiver of the 80-day deadline.

The Fund submits that the proper starting point for any analysis is Office Depot's failure to meet the 80-day deadline in Rule 14a-8(j). To understand why that is the case, and why there is no "good cause" for waiving that deadline within the meaning of subsection (j), the following chronology is instructive.

The Fund's proposal was received by the Company on 12 November 2008, and the Company states in its letter that it intends to finalize printing of its proxy on or about 1 March 2009. Office Depot Letter at 6. That is only 36 days prior to the date that Office Depot submitted its letter to the Division, far short of the 80 days specified in Rule 14a-8(j). Assuming that the Company intends to file definite proxy materials on or about 2 March 2009 (the 1st is a Sunday), the deadline was on or about 12 December 2008.

Office Depot advises the Division that on 17 December 2008, five days after the 80-day deadline, the board of directors amended its corporate governance guidelines in order to create a "lead director." Office Depot Letter at 5. Of course, this falls short of an actual division of responsibilities between two individuals, one of whom is the chair and one of whom is the CEO. Nonetheless, the *post hoc* action is defended by the Company as being substantially the same as if the two positions had been split.

Putting that issue to the side for the moment, Office Depot cites no authority in favor of its assertion that there is "good cause" to waive the 80-day requirement. Exhibit D to the Company's letter includes some e-mails from the Fund expressing interest in a dialogue, including an e-mail from the Fund dated 12 January 2009 – 11 days before Office Depot filed its letter – stating that the Company's approach was not a satisfactory resolution to the Fund's concerns.

The Division has previously rejected this "we were talking with the proponent" defense, for example, in *Kohl's Corp.* (30 March 2007), where the company filed 64 days in advance of the deadline. Moreover, Office Depot has used this excuse unsuccessfully less than a year ago, when the Division rejected a similar request for a waiver. *Office Depot, Inc.* (25 February 2008). To borrow a phrase: They just don't get it.

Filing an objection some 36 days before filing definitive materials – and requesting a response from the Division in only 28 days – should not be tolerated. It compresses the schedule needlessly and makes more work for the proponent and the Division at what is already a busy time of the year. It would have been easy enough – and many companies do just this – for Office Depot to have filed a request for no-action relief promptly after the board's action on 17 December 2008 and explain to the Fund that this was necessary (if only five days tardy), but that the Company was still willing to engage in a dialogue. The Fund is an experienced shareholder that understands the necessities of deadlines in this arena and would not have been averse to continuing the dialogue while the matter was pending. Instead of pursuing that course, however, the Company waited until more than a month to file and now demands a quick decision.

The Company's approach here resembles the approach that the Division has rejected when a company, upon learning of a shareholder resolution, decides to submit its own version of the resolution to its shareholders and seeks to exclude the shareholder's resolution under Rule 14a-(i)(9). The Division has ruled that a company may not exclude a shareholder proposal in the situation where a company adopts a proposal relating to the same topic as a shareholder proposal after receipt of the proposal. *Genzyme Corp.* (20 March 2007); *Cypress Semiconductor Corp.* (11 March 1998). The same logic applies here, particularly when the Company's policy falls so far short of the shareholder proposal that the Company can only argue that the latter has been "substantially implemented." To that point we now turn.

"Substantially implemented."

By its own terms, the Office Depot guideline is not the same as the Fund's proposal. The latter seeks that the two positions be held by two people. The former contemplates that the two positions shall be held by one person, with the "lead director" having some – but by no means all – of the power of chairman of the board.

Although Office Depot has the burden of proof, it cites no authority that the Fund's proposal may be excluded because a pale imitation – creation of the office of lead director – is "substantially" the same as splitting the two positions. Nor can the Company do so, given that precedent is solidly against it.

Office Depot ignores the Division's decision in *Borders Group, Inc.* (31 January 2007), which rejected an (i)(10) argument involving precisely the same issue. The resolution in that case read: "Resolved: Shareholders request that our Board establish a rule (specified in our charter or bylaws unless absolutely impossible) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible." The company argued for exclusion under the (i)(10) exclusion on the ground that it had elected an independent director as lead director and that this action was close enough to warrant exclusion. The Division disagreed. Even when a resolution asks for a lead independent director having certain responsibilities, and the company names a lead independent director having different responsibilities, the (i)(10) exclusion is unavailing. *AT&T, Inc.* (19 February 2008).

In other letters, the Division has also rejected claims that the board's actions were enough to warrant exclusion. In *Ford Motor Co.* (9 March 2005), the Division denied no-action relief with respect to a proposal to create a special committee of independent directors to evaluate conflicts between Class A and Class B shareholders, rejecting the company's argument that there was already a committee constituted to consider conflict issues. In *General Motors Corp.* (29 March 2005), the Division also rejected an effort to exclude a proposal that would provide a shareholder vote on "golden parachutes" that exceeded a certain level when the company had adopted a policy that *generally* provided for a vote as the proposal recommended, but gave the board discretion to approve a severance package above that threshold "in the best interests" of the company.

Particularly in light of the Division's clear ruling against Office Depot's position, the (i)(10) exclusion is inapplicable here.

<u>Conclusion.</u>

For these reasons, Office Depot has failed to carry its burden of justifying exclusion of this proposal, and the Fund respectfully asks the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Christopher K. Davies, Esq.
Daniel F. Pedrotty, Esq.

Office DEPOT

January 23, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Office Depot, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by the AFL-CIO Reserve Fund (the "***Proponent***"), and received by the Company on November 12, 2008, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

For the reasons stated herein, we respectfully request that the Staff concur in our view that the Proposal and the Supporting Statement may be excluded from the Proxy Materials under Rule 14a-8(i)(10) as "substantially implemented" because the Company's Board of Directors (the "***Board***") has adopted an amendment to the Company's Corporate Governance Guidelines that substantially implements the Proposal (the "***Amendment***"). Accordingly, we request that the Staff concur that the Company may exclude the Proposal and the Supporting Statement from its Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing the following:

A. This letter; and

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

This letter is being filed with the Staff less than 80 calendar days before the Company intends to file its definitive Proxy Materials for the 2009 Meeting with the Commission. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March 1, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 20, 2009.

We understand that the Staff has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if they elect to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The precatory Proposal asks the Board to adopt a policy that the Board's chairman be an independent director who has not previously served as an executive officer of the Company.

ANALYSIS

I. *The Proposal May Be Excluded under Rule 14a-8(i)(10)*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the [S]taff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 34-20091, at §II.E.5. (Aug. 16, 1983) (the "***1983 Release***").

The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by an issuer to meet the requirements of Rule 14a-8(i)(10), so long as it is substantially implemented. The 1998 amendments to the proxy rules, which implemented current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g.*, *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

In the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended its governing instruments in the manner suggested by the proposal. *See, Borders Group, Inc.* (March 11, 2008) (allowing the company to exclude a proposal requesting its board to amend its bylaws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company had already adopted an amendment to its bylaws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting); *Honeywell International Inc.* (January 31, 2007) (allowing the company to exclude a proposal that requested the board to amend the company's governing instruments to require that any future or current poison pill be subject to stockholder vote); *The Dow Chemical Co.* (March 2, 2006) (agreeing that the company could exclude a proposal that requested the board to amend the company's governing instruments to declassify its board of directors) and *AT&T Inc.* (*TelCo Retirees*) (January 18, 2007) (allowing the company to exclude a proposal requesting the board to amend the company's governance documents to provide that directors be elected by a majority vote of shares represented in person or by proxy in uncontested elections).

The Staff has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, e.g., The Boeing Co.* (March 15, 2006); *Borders Group, Inc.* (March 9, 2006); *Bristol-Myers Squibb Co.* (March 9, 2006); *Electronic Data Systems Corp.* (March 9, 2006); *The Home Depot, Inc.* (March 9, 2006); and *Honeywell International, Inc.* (March 8, 2006) (each permitting exclusion of a stockholder proposal asking the board to redeem poison pills not submitted to a stockholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws).

II. *The Company's Board Has a Lead Director with Duties Customarily Performed by a Chairman*

In 2003, as part of a broader governance code for listed companies, the New York Stock Exchange (the "***NYSE***") required all listed companies to publish their corporate governance guidelines. The Company's Board of Directors (the "***Board***") has adopted Corporate Governance Guidelines, which are available in the Investor Relations section of the Company's website at www.officedepot.com (the "***Guidelines***"). The current NYSE listing guidelines require the Board to hold executive sessions and to disclose the name of the person presiding at these executive sessions. The NYSE rules also require a non-management director to preside at these executive sessions and the Company is required to identify the person presiding at these executive sessions. The Company has complied with these rules since their adoption and, in fact, as required by the NYSE rules, the Company's CEO has certified annually to the NYSE that he or she is not aware of any violations of the NYSE listing standards.

Even though, the Company is not required to appoint a lead director pursuant to the rules and regulations of the Commission or the NYSE, the Guidelines create the position of a "lead director" (the "***Lead Director***"). The Lead Director (currently, Mr. Neil R. Austrian) serves as the chairman of the Company's Corporate Governance and Nominating Committee (the "***Governance Committee***"). A copy of the charter of the Governance Committee is available on the Investor Relations section of the Company's website at www.officedepot.com and is attached hereto as **Exhibit B**.

In his role as chairman of the Governance Committee, the Lead Director oversees the following functions of the Governance Committee:

Board Oversight Functions

1. Recommend to the Board the number of Directors to comprise the Board of the Company, and the appropriate Committees of the Board.
2. Oversee periodic self-evaluations by the Board, its Committees and individual Directors of their respective performance.
3. Consider the fitness of incumbent Directors to serve as a Director, including appropriate attention to the Company, the roles of Directors, conflicts of interest and attendance at meetings.
4. Monitor the employment or occupational status of Board members, which will be considered by the Committee in evaluating whether to nominate Board members for re-election at the next Annual Meeting.
5. Oversee the annual evaluation by the Board of the performance of the Chief Executive Officer.

Nominating Functions

1. Recommend to the Board the qualifications for membership on the Board, term limits due to age, length of service, etc.
2. Identify, recommend and recruit candidates to be nominated to fill open positions on the Board and to be nominated for election by the shareholders at the annual meeting.
3. Maintain and manage a process to consider Director candidates recommended by stockholders.
4. Nominate the membership of the Board's committees, for ratification by the Board.
5. Engage search firms, as needed, to identify Director candidates, and approve the terms of retention of any such search firms.

Corporate Governance Functions

1. Review and recommend to the Board any proposed changes to the Corporation's Certificate of Incorporation, By-laws, Corporate Governance Guidelines and other governance documents and that the Corporation remains current in its governance policies.
2. Interpret, if necessary, and confirm compliance with the Corporation's corporate governance policies and serve as the final arbiter of any questions of interpretation of such policies or of possible conflicts of interest of Board members and of the Corporation's senior executives.
3. Encourage the Directors to periodically receive continuing education in the areas of corporate governance and function.
4. Manage a program for the orientation of new Directors.

The Company's proxy statement includes a description of these matters pursuant to the rules and regulations of the Commission.

From time to time, the Governance Committee has reviewed its charter and the Governance Guidelines with a view toward ensuring compliance with the applicable rules and regulations. As part of this process, the Governance Committee considered, among other matters, clarifying the duties of the Lead Director. The Governance Committee took into account that while the Governance Guidelines required the Lead Director to meet the qualifications requirements for being an "Independent Director" under the standards of the NYSE, they did not expressly spell-out the duties undertaken by the Lead Director on an ongoing basis. On December 17, 2008, the Company's Board of Directors amended the Guidelines (the "***Amended Guidelines***") to specify the duties undertaken by the Lead Director. A copy of the Amended Guidelines, is attached hereto as **Exhibit C**. The Amended Guidelines expressly clarify the duties undertaken by the Lead Director, including the duties customarily performed by a chairman.

Specifically, the Amended Guidelines clarify that the Lead Director shall:

- preside at all meetings of the Board where the chairman is not present;
- preside at all executive sessions of the independent directors;
- call meetings of the independent directors, as needed;
- meet regularly with the Company's chief executive officer;
- serve as a liaison between the Company's chief executive officer and the independent directors;
- develop agenda for meetings of the independent directors;
- approve Board meeting agendas and schedules;
- approve information sent to the Board; and
- meet with shareholders of the Company, as appropriate.

As a result, the Company believes that its Lead Director has substantially all of the duties customarily performed by a chairman.

III. Analysis

According to the NACD, a lead director can be defined in two ways: official/de jure vs. unofficial/de facto. The distinction drawn by the NACD between the two is that an official/de jure lead director is a director formally voted to serve in the capacity of lead director and carries this title and an unofficial/de facto lead director is a director who by virtue of a key governance position in fact leads the board. According to the NACD, there are two additional indica of when a person could be deemed a lead director: holding the chairman position of the governance committee, and/or the director named to preside over the executive sessions of the board (held without members of management present). For the reasons stated above, the Company believes that its Lead Director satisfies all the recommendations of the NACD. Accordingly, the Company believes that the Proposal and the Supporting Statement may be excluded from its Proxy Materials for the 2009 Meeting pursuant to Rule 14a-8(i)(10).

The Company is subject to an employment agreement dated March 11, 2005 (the "***Employment Agreement***") with Steve Odland, the Company's chief executive officer. A copy of the Employment Agreement has been filed by the Company as an exhibit to the Company's Current Report on Form 8-K filed on March 16, 2005. Pursuant to Section 2 of the Employment Agreement, the Company is obligated to designate Mr. Odland as the Company's chief executive officer and chairman. In addition, pursuant to Section 8(c)(ii)(B) of the Employment Agreement, it would constitute "good reason" for Mr. Odland to resign (and be entitled to severance), if the Company failed to maintain him in his positions as chief executive officer and chairman. By separating the roles of the chairman and the chief executive officer, the Company would breach the terms of the Employment Agreement. The Company understands that the Proposal provides a safety-valve for such instances by noting that the "policy should be implemented so as not to violate any contractual provisions." Thus, if the Board followed the policy exactly suggested by the Proponent, the Board would not separate the roles of chairman and chief executive officer until the expiration or termination of the Employment Agreement, which may be several years in the future. However, rather than wait until that time to address the concerns raised by the Proponent, the Amended Guidelines already expand the duties of the Lead Director.

When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). *See also*, the 1983 Release. Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). For the reasons explained above, the Company believes that it has substantially implemented the Proposal. Accordingly, the Company believes that the Proposal and the Supporting Statement may be excluded from its Proxy Materials for the 2009 Meeting pursuant to Rule 14a-8(i)(10).

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause." The Company believes that it has "good cause" for the delay. As reflected in the correspondence attached hereto as **Exhibit D**, the Company has communicated with the Proponent on numerous occasions regarding the Proposal. The Company believes that the Proponent will not be prejudiced or harmed by the waiver since the Proponent should have been aware of the Company's position with respect to the Proposal. The Company hopes that the Staff will not be unduly burdened by this request. Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March 1, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 20, 2009.

CONCLUSION

Based upon the foregoing analysis, I respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. I will be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only. If the Staff has any questions or comments regarding the foregoing, please contact me at (561)-438-8708.

Sincerely,

OFFICE DEPOT, INC.

Christopher K. Davies, Esq.
Senior Securities Counsel

Enclosures

cc: Daniel F. Pedrotty, AFL-CIO Reserve Fund
Robert E. McGarrah, Jr., AFL-CIO Reserve Fund
Neil R. Austrian, Lead Independent Director and
Chairman, Corporate Governance and Nominating Committee
Steve Odland, Chairman and CEO
Elisa D. Garcia C., Executive Vice President, General Counsel and Corporate Secretary

<u>Exhibit A</u>

Shareholder Proposal

Shareholder Proposal

RESOLVED: That stockholders of Office Depot, Inc. (the "Company"), ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Supporting Statement

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer ("CEO"), in directing the corporation's business and affairs.

On January 31, 2007, our Company's Board of Directors approved amendments to the Company's By-Laws that provide that the position of Chairman of the Board shall be elected annually by the Board. This, however, does not guarantee that the Board's chairman is an independent director who has not previously served as CEO of the Company.

Currently at our Company, Mr. David J. O'Reilly holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, we believe the board's responsibilities may sometimes bring it into conflict with the CEO.

In our opinion, when a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder and former chairman Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

We urge stockholders to promote independent board leadership and vote for this proposal.

Exhibit B

Governance Committee Charter

OFFICE DEPOT, INC.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE CHARTER

This charter ("Charter") is adopted as the Charter of the Corporate Governance & Nominating Committee (the "Committee") of Office Depot, Inc. by the Board of Directors, on July 27, 2005. The Committee shall consist of at least three (3) Independent members of the Board of Directors, as the term "Independent" is defined in the Corporation's Corporate Governance Guidelines. The Committee shall meet as needed, and may meet in any manner permitted by law and the Bylaws of the Company, including telephonically. A majority of the Committee members shall constitute a quorum, and a majority of the members present shall decide any question brought before the Committee. The Committee shall report to the full Board any actions taken at its meetings at the Board meeting next following each Committee meeting.

The Committee shall:

Board Oversight Functions

1. Recommend to the Board the number of Directors to comprise the Board of the Company, and the appropriate Committees of the Board.

2. Oversee periodic self-evaluations by the Board, its Committees and individual Directors of their respective performance.

3. Consider the fitness of incumbent Directors to serve as a Director, including appropriate attention to the Company, the roles of Directors, conflicts of interest and attendance at meetings.

4. Monitor the employment or occupational status of Board members, which will be considered by the Committee in evaluating whether to nominate Board members for re-election at the next Annual Meeting.

5. Oversee the annual evaluation by the Board of the performance of the Chief Executive Officer.

Nominating Functions

1. Recommend to the Board the qualifications for membership on the Board, term limits due to age, length of service, etc.

2. Identify, recommend and recruit candidates to be nominated to fill open positions on the Board and to be nominated for election by the shareholders at the annual meeting.

3. Maintain and manage a process to consider Director candidates recommended by stockholders.

4. Nominate the membership of the Board's committees, for ratification by the Board.

5. Engage search firms, as needed, to identify Director candidates, and approve the terms of retention of any such search firms.

Corporate Governance Functions

1. Review and recommend to the Board any proposed changes to the Corporation's Certificate of Incorporation, By-laws, Corporate Governance Guidelines and other governance documents and that the Corporation remains current in its governance policies.

2. Interpret, if necessary, and confirm compliance with the Corporation's corporate governance policies and serve as the final arbiter of any questions of interpretation of such policies or of possible conflicts of interest of Board members and of the Corporation's senior executives.

3. Encourage the Directors to periodically receive continuing education in the areas of corporate governance and function.

4. Manage a program for the orientation of new Directors.

<u>Exhibit C</u>

Corporate Governance Guidelines

Updated as of December 17, 2008

OFFICE DEPOT, INC.

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines (the "Guidelines") have been adopted by the Board of Directors (the "Board") of Office Depot, Inc. (the "Corporation") to assist the Board in the exercise of its responsibilities under the Sarbanes-Oxley Act of 2002 (the "Act") and the New York Stock Exchange ("NYSE") Rules for Listed Companies.

These Guidelines reflect the Corporation's commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, and to enhance shareholder value over the long term. These Guidelines are supplemental to the Certificate of Incorporation and By-laws of the Corporation. These Guidelines are subject to periodic review by the Corporate Governance & Nominating Committee (the "Governance Committee") of the Board.

This amendment and restatement of the Guidelines is effective as of July 27, 2005, by vote of the Board.

BOARD COMPOSITION

1. Election of Chair of the Board and Lead Director

A. The Chair of the Board shall be elected annually at the time of election of corporate officers of the Corporation. He or she may also serve as the Chief Executive Officer ("CEO") of the Company while serving as Chair of the Board. From this point forward, these Guidelines assume that the Chair and the CEO is the same person.

B. The non-management Directors on the Board (i.e. those who are not officers of the Corporation) shall select a Director to serve as the "Lead Director" of the Board and to chair the Governance Committee. The Lead Director must be an Independent Director as defined in Section 7 of these Guidelines. The person serving as Lead Director should serve not more than two successive one-year terms, and the position should rotate, unless otherwise approved by a majority of the Independent Directors.

C. The lead Directors duties shall include:

- preside at all meetings of the Board where the Chair is not present;
- preside at all executive sessions of the Independent Directors;
- call meetings of the Independent Directors, as needed;
- meet regularly with the CEO;
- serve as a liaison between the CEO and the Independent Directors;
- develop the agendas for meetings of the Independent Directors;
- approve Board meeting agendas and schedules;
- review information sent to the Board; and
- meet with shareholders as appropriate.

2. Size of the Board

The Board shall establish the number of Directors to serve on the Board upon recommendation of the Governance Committee.

3. Selection of Candidates to be Nominated for Election as Directors

The Governance Committee is responsible for nominating candidates for election to the Board at the Corporation's annual meeting of shareholders and for nominating to the Board candidates to fill vacancies on the Board that may occur between annual meetings of shareholders. When formulating its nominations, the Governance Committee may consider advice and recommendations offered by management, other Board members, shareholders of the Corporation, and/or outside advisors.

No former CEO of the Corporation shall serve on the Board after leaving office (except that he or she may serve as Chair of the Board for a period not to exceed two years upon the naming of a replacement as CEO), although he or she may be called upon to provide advice, guidance and insights to the Board as requested by it. David Fuente, a former CEO of the Corporation and an incumbent Director, is exempted from this policy.

4. Board Membership Criteria

Nominees for Director shall be selected on the basis of their character, expertise, sound judgment, ability to make independent analytical inquiries, business experiences, understanding of the Corporation's business environment, ability to make time commitments to the Corporation, demonstrated teamwork, and ability to bring unique and diverse perspectives and understandings to the Board. The Board is committed to a diversified membership, in terms of the individuals involved, their experiences and areas of expertise.

Board members are expected to conscientiously prepare for, attend, and participate in Board and applicable Committee meetings. Each Board member is expected to ensure that existing and planned future commitments do not materially interfere with the member's service as a Director of the Corporation. The Governance Committee shall be responsible for determining whether any Director is not adequately discharging his or her responsibilities as a Director.

A Director who changes his or her occupation or position should tender his or her resignation to the Governance Committee for evaluation and a recommendation as to whether the resignation should be accepted by the Board.

5. Voting

Any nominee for director in an uncontested election as to whom a majority of the shares of the Company that are outstanding and entitled to vote in such election are designated to be "withheld" from or are voted "against" his or her election shall tender his or her resignation for consideration by the Corporate Governance & Nominating Committee. The Governance Committee shall evaluate the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect to such tendered resignation.

6. Director Orientation and Continuing Education

The Governance Committee shall arrange for an orientation program for all newly elected Directors and, in conjunction with the CEO, determine the content of such orientation. In addition, all Directors shall periodically participate in briefing sessions on topical subjects to assist the Directors in discharging their duties. All Directors are encouraged to attend at least one director education session each year. The Corporation shall pay for such continuing education sessions and shall reimburse the Directors for the reasonable and necessary costs of attending such sessions.

7. <u>Director Independence</u>

An "Independent" Director of the Corporation shall be one who meets the qualification requirements for being an independent Director under the standards of the NYSE. Independent Directors shall constitute a majority of the Board. All members of the Governance Committee shall be Independent Directors.

8. <u>Retirement Age; Term Limit</u>

<u>Unless</u> his or her nomination or appointment is approved by a majority vote of the entire Board of Directors, with the subject Director not participating in the discussion or vote on his or her nomination or appointment, (i) no Director shall be nominated for re-election or reappointment to the Board after having attained the age of 72 years, or (ii) no non-management Director who has served a total of 10 years as a Director of the Corporation shall be nominated for re-election or reappointment to the Board

9. <u>Board Compensation</u>

The Compensation Committee shall review and recommend to the full Board the form and amounts of compensation and benefits for non-employee Directors. A Director who is also an employee of the Corporation shall not receive additional compensation for service as a Director.

10. <u>Evaluation of Board</u>

The Board shall periodically conduct a self-evaluation of the Board as a whole, each Committee shall conduct self-evaluations of the work of the Committee, and the individual Directors shall conduct a self-evaluation of their performance as individual Directors, all under the supervision of the Governance Committee.

11. <u>Board Interaction with Senior Management</u>

The Board shall have access to management of the Corporation. Board members shall, however, include or copy the CEO in making contact with management (unless such contact involves assessment of performance of the CEO), and use sound business judgment to ensure that such contact does not interfere with the day to day work of the Corporation's management. The Board encourages the CEO, from time to time, to invite employees into Board or Committee meetings.

12. <u>Access to Independent Advisors</u>

The Board and its Committees may retain independent outside financial, compensation, legal or other advisors to provide advice and counsel in discharge of its duties.

13. <u>Board Interaction with Investors and Press</u>

The Board believes that management, not the Directors, should speak for the Corporation. Unless otherwise agreed to or requested by the CEO, each Director shall refer all inquiries from investors and the press to the CEO or designated members of senior management and shall not comment for attribution or background without first discussing such matter with the CEO.

BOARD MEETINGS

14. Frequency of Meetings

There shall be at least four (4) regularly scheduled meetings of the Board each year (to be held approximately quarterly) and special meetings from time to time as required.

15. Selection of Agenda Items for Board Meetings

The CEO, in consultation with the Chair of the Governance Committee shall annually prepare a "Board of Directors Master Agenda." This Master Agenda shall set forth items to be considered by the Board at each of its specified meetings during the year. Each meeting agenda shall include an opportunity for each Committee chair to report to the Board on the work of his or her Committee. At least one Board meeting each year should include the presentation of long-range strategic plans by the Corporation's senior management team. Board members may suggest in advance of any meeting additional subjects that are not on the agenda for that meeting, at least thirty (30) days prior to the meeting.

Information and data are important to the Board's understanding of the business and essential to prepare Board members for productive meetings. Presentation materials relevant to each meeting will be distributed in writing, or electronically, to the Board in advance of each meeting unless doing so would compromise the confidentiality of any sensitive matter.

16. Executive Sessions of Directors

The Outside Directors (those who are not "officers" of the Corporation, as such term is defined by NYSE listing standards) shall meet in an executive session at each regularly scheduled Board meeting. The Lead Director shall preside at executive sessions, or, in his or her absence, another Independent Director selected by the outside directors shall preside.

17. Contacting the Outside Directors

The Corporation shall maintain and publicly disclose a method for interested parties to communicate directly with the Outside Directors as a group, with the Lead Director, with any Committee or Committee Chair, individually or as a group.

COMMITTEE MATTERS

18. Board Committees

The Corporation shall have the following standing Committees: Audit, Compensation, Corporate Governance & Nominating, and Finance. The duties for each of these Committees shall be outlined in each such Committee's charter and/or by further resolution of the Board. Committee membership shall conform to the requirements of the NYSE.

19 . Assignment and Rotation of Committee Members and Chairs

The Governance Committee shall be responsible for making recommendations to the Board with respect to the assignment of Board members to various Committees and the appointment of Committee Chairs. The Governance Committee shall review periodically Committee assignments and consider the rotation of Chairs and members of Committees.

20. Review of Charters by Committees

Each Board Committee shall review periodically its charter and recommend to the Board any changes it deems necessary. In addition to its charter, the Governance Committee will periodically review these Corporate Governance Guidelines.

LEADERSHIP DEVELOPMENT

21. Evaluation of Chief Executive Officer

The Board shall conduct an annual evaluation of the CEO following each fiscal year, using the following process:

- The CEO recommends objectives to the Governance Committee for the following year, which are then discussed with the entire Board and adopted by the Board and the CEO.
- After each year-end, the Board shall evaluate the performance of the CEO in meeting the goals and objectives for that year.
- This evaluation shall be communicated to the CEO at an executive session of the Board.
- The Compensation Committee shall take this evaluation into consideration in its determination of the CEO's compensation.
- The Compensation Committee shall report to the full Board of Directors all forms of compensation paid (or payable in the future) to the CEO and the next four most highly compensated executives of the Company.

22. Succession Planning

The Board, shall evaluate periodically the executive management to ensure that plans are in place for orderly succession of senior management, and also shall periodically review plans for the education, development, and orderly succession of senior and mid-level managers throughout the Corporation.

CONFLICTS OF INTEREST

23. Interest Matters

If a Director, directly or indirectly, has a financial or personal interest in a contract or transaction to which the Corporation is to be a party, or is contemplating entering into a transaction that involves use of corporate assets or competition against the Corporation, the Director shall be considered to be 'interested' in the matter. The Director shall contact the Chair of the Governance Committee to disclose such proposed relationship. The Director's involvement or interest will be reviewed by the Governance Committee, and the Committee shall then make a recommendation to the Board.

DULY ADOPTED AT A MEETING OF THE BOARD OF DIRECTORS OF OFFICE DEPOT, INC., HELD ON December 17, 2008.

Exhibit D

E-Mail Correspondence between Office Depot, Inc. and AFL-CIO

Mon 1/12/2009 10:03 AM

Chris--

We've reviewed the draft you sent us and, while the Lead Director proposal is a step in the right direction, it falls short of what's needed: an independent chair for Office Depot. Without it, there remains a fundamental imbalance that harms the Company and its shareholders. There may be a way to work this out if there were a date certain when an independent chair would be established. Let me know what you think.

Thanks again for your efforts.

Rob

Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
202-637-5335
202-431-9838 (cell)
Fax 202-508-6992

Wed 12/17/2008 11:06 AM

Chris--

Thanks for your call. I thought I'd email you so you'd have my address. I look forward to reviewing the draft.

Rob

Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
202-637-5335
202-431-9838 (cell)
Fax 202-508-6992

Fri 12/12/2008 4:40 PM

Chris--

Thanks for calling this afternoon and, as promised, I've attached a corrected copy of our resolution.

We look forward to our dialogue with you and your colleagues.

Best

Rob

Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
202-637-5335
202-431-9838 (cell)
Fax 202-508-6992